Exhibit 4.8
Directors Restricted Share Unit Grant
NOMAD FOODS LIMITED 2025 EQUITY INCENTIVE PLAN

DIRECTORS RESTRICTED SHARE UNIT AWARD AGREEMENT
THIS RESTRICTED SHARE UNIT AWARD AGREEMENT (this “Agreement”) is effective as of [        ] (the “Grant Date”) between Nomad Foods Limited, a public company limited by shares and incorporated under the laws of the British Virgin Islands (the “Company”), and [        ] (the “Participant”).
WITNESSETH:
WHEREAS, the Company has adopted the Nomad Foods Limited 2025 Equity Incentive Plan (as may be amended from time to time, the “Plan”) for the benefit of the employees, independent contractors and directors of the Company and its Related Entities; and
WHEREAS, the Committee has authorized the Award to the Participant of Restricted Share Units under the Plan, on the terms and conditions set forth in the Plan and in this Agreement (as may be amended or supplemented from time to time);
NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Participant hereby agree as follows:
1.Definitions.
Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Plan.
2.Award of Restricted Share Units.
The Committee hereby grants to the Participant, with effect from the Grant Date set forth above, an Award of Restricted Share Units with respect to [ ] Shares (the “RSUs”) based on the terms and conditions set forth herein and in the Plan.
3.Vesting of Restricted Share Units
The RSUs will vest on the earlier of (a) the date of the Company’s annual meeting of shareholders in 20[ ] or (b) [    ], 20 [ ] (13 months from the issuance date) (the “Vesting Date”).
4.If the Participant’s directorship or other service relationship with the Company or any Related Entity terminates prior to the Vesting Date for any reason (the date of such cessation being the “Cessation Date”), then except as described in Section 5, any portion of the RSUs that is not Vested shall automatically lapse as of the Cessation Date.
5.

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6.
7.Vesting Upon Certain Terminations.
If the Participant ceases to hold an office, employment or other service relationship with the Company or any Related Entity before the Vesting Date by reason of (a) death, (b) Disability, or (c) any other exceptional circumstances deemed appropriate by the Committee in its sole discretion then the Committee may (i) immediately Vest all the RSUs or (ii) Vest the RSUs on the same schedule as in set forth in Section 3. Any part of the Award which is not treated under subsections (i) or (ii) set forth in this Section 5 will lapse.
8.Change in Control and other Corporate Events
Section 8 of the Plan shall apply in relation to the RSUs subject to this Agreement if not Vested immediately prior to the date of a Change in Control.
9.No Voting and Dividend Rights.

The Participant shall have no right to vote nor the right to any dividends with respect to the RSUs subject to this Award until and only to the extent that such RSUs Vest in accordance with Sections 3 or 5 hereof.
10.Share Issuances and Certificates.
11. As and when the RSUs Vest pursuant to this Agreement and the Plan, the Company shall issue and allot (or, as appropriate, transfer or procure the transfer of) the Shares subject to the RSUs which have Vested to the Participant, as soon as administratively practicable after such Vesting and in any event no later than 30 days thereafter.
12.Authority of the Committee.
This Agreement, the RSUs and the Shares attributed to such RSUs hereunder shall be subject to such rules and regulations as the Committee shall adopt pursuant to the Plan. All decisions of the Committee upon any question arising under the Plan or under this Agreement shall be final, conclusive and binding upon the Participant and any person claiming any interest in the Award made under this Agreement.
13.Withholding.
The Company and any Related Entity shall be entitled to deduct and withhold from any payment of any kind otherwise due to the Participant the minimum amount necessary to satisfy their withholding obligations under any and all federal, state and/or local tax rules or regulations in connection with the Award. In addition, the Committee may require the Participant to satisfy the minimum withholding tax obligations by any (or a combination) of the following means: (a) a cash, check, or wire transfer; or (b) authorizing any Related Entity to withhold from the Shares deliverable to the Participant the number of Shares having a market value, as of the date the withholding tax obligation arises, less than or equal to the amount of the withholding obligation.

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14.Plan Terms.
The terms of the Plan are incorporated herein by reference. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Plan, the terms and conditions of the Plan shall prevail.
15.No Employment Rights.
The Award of RSUs pursuant to this Agreement shall not give the Participant any right to remain employed or to continue the Participant’s other service relationship with the Company or any Related Entity.
The rights and obligations of the Participant under the terms of his or her office or employment with the Company or any Related Entity shall not be affected by his or her participation in the Plan or any right which he or she may have to participate in it. An individual who participates in the Plan waives any and all rights to compensation or damages in consequence of the termination of his or her office or employment for any reason whatsoever (whether or not such termination is wrongful or unfair) insofar as those rights arise or may arise from his or her ceasing to have rights under the Award as a result of such termination.
16.Waiver
17.No waiver at any time of any term or provision of this Agreement shall be construed as a waiver of any other term or provision of this Agreement and a waiver at any time of any term or provision of this Agreement shall not be construed as a waiver at any subsequent time of the same term or provision.
18.Rights of Third Parties
19.Any Person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
20.Amendment.
21.The terms of this Award of RSUs as evidenced by this Agreement may be amended by the Committee in certain circumstances without the approval of the Participant, subject however to the limitations set out in the Plan, or may be amended by written agreement of the Participant and the Company. The Company reserves the right to amend the Plan at any time, subject to any limitations set out in the Plan.
22.Governing Law.
23.This Award Agreement shall be governed, interpreted and enforced in accordance with the laws of England and Wales, without regard to the conflict of laws principles thereof.

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In witness whereof the parties hereto have executed this Agreement on this ______ day of 202[ ].

Company                         Participant

By:
Its:

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